                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
                         TENDER OFFER STATEMENT PURSUANT
           TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       United Home Life Insurance Company
                       ----------------------------------
                            (Name of Subject Company)

                              SouthCap Corporation
                              --------------------
                                    (Bidder)

                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   910603-10-9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  F. W. Lazenby
                 Chairman, President and Chief Executive Officer
                              SouthCap Corporation
                       211 Seventh Avenue North, 4th Floor
                           Nashville, Tennessee 37219
                                 (615) 244-1908
                                 --------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                         -------------------------------

                                    Copy to:

                              Donald I. N. McKenzie
                               Sherrard & Roe, PLC
                          424 Church Street Suite 2000
                           Nashville, Tennessee 37219
                                 (615) 742-4200

                         -------------------------------






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SouthCap Corporation, a Tennessee corporation ("Purchaser"), hereby amends and supplements, as set forth below, its Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on April 8, 1997. The Statement relates to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of United Home Life Insurance Company, an Indiana insurance company (the "Company"), at a price of $4.50 per Share (which is hereby increased to $7.00 per share), payable to the seller in cash promptly following completion of the Offer, without interest thereon upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 8, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constituted the "Offer"), copies of which were previously filed as Exhibits (a) (1) and (a) (2), respectively. In connection with this Amendment No. 1 to Schedule 14D-1, Purchaser is filing a Supplement and Amendment to the Offer to Purchase dated May 12, 1997, attached hereto as Exhibit (a)(1) (the "Supplement"). The Offer to Purchase, the Supplement, and the related Letter of Transmittal collectively constitute the Offer. Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Supplement or in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

          (b) The information set forth in the Introduction and Section 1 ("Terms of Offer; Expiration Date") of the Supplement and the Press Release, dated May 12, 1997, filed hereto as Exhibit (a) (5) is incorporated herein by reference.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          (b) The information set forth in Section 10 ("Background of Offer to Purchase") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (c) The information set forth in Section 9 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (c) and (e) The information set forth in Section 11 ("Purpose of the Offer and Tender; Plans of the Purchaser") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (b) The information set forth in Section 14 ("Certain Legal Matters") of the Supplement is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1)   Supplement and Amendment to Offer to Purchase dated May 12, 1997.

     (a) (5)   Press Release issued by SouthCap Corporation on May 12, 1997.

     (b)       Commitment Letter from SunTrust Bank, N.A. dated May 12, 1997.



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SIGNATURE.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 12, 1997                    SOUTHCAP CORPORATION


                                         By:  /s/ F. W. Lazenby
                                              ---------------------------------
                                              F.W. Lazenby, Chairman, President
                                              and Chief Executive Officer


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                                  EXHIBIT INDEX

                                                                                            PAGE IN
                                                                                           SEQUENTIAL
 EXHIBIT                                                                                    NUMBERING
 NUMBER                                       DESCRIPTION OF EXHIBITS                        SYSTEM
---------------------------------------------------------------------
(a) (1)    Supplement and Amendment to Offer to Purchase dated May 12, 1997.................... 5

(a) (5)    Press Release issued by SouthCap Corporation on May 12, 1997........................ 10

(b)        Commitment Letter from SunTrust Bank, N.A. dated May 12, 1997....................... 11



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